[Letterhead of American Telecom]

January 13, 2006

VIA EDGAR AND HAND DELIVERY

Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Telecom Services, Inc.
Registration Statement on Form S-1
File No. 333-129361

Dear Mr. Hunt:

We have received your letter dated January 6, 2006, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Capitalized terms used but not defined in this letter have the meanings given them in such prospectus. Please note that various cross-references have been added to the risk factors. These cross-references are being required by the State of Maryland for blue sky compliance purposes.

Prospectus Cover Page

1.	Briefly describe the resale offering you are concurrently registering, and quantify the number of securities you are registering for resale on behalf of selling shareholders.

Response

Reference is made to the fourth paragraph on the cover page of the prospectus.

2.	Please confirm that you will be approved for listing on Nasdaq prior to requesting acceleration of this registration statement.

Response

We confirm that we will be approved for listing prior to requesting acceleration of the Registration Statement.

Prospectus Summary, page 1

3.	Please update the third paragraph to include actual revenues recognized through the December 31, 2005, quarter, as well as estimated expenses incurred through that period Quantify the percentage of sales attributable to each of (1) your VoIP phones and (2) your prepaid long distance phones.

Response

Reference is made to the third paragraph on page 1 of the prospectus.

4.	We note your response to comment 3. Please clarify your disclosure regarding the terms of the private placements by disclosing all of the material terms of the notes and private warrants in one section of your prospectus. We note, for example, that the disclosure on pages 3 and 47 does not indicate the consideration paid for the warrants. Also disclose the number of shares of common stock that will be issued upon conversion.

Response

Reference is made the second full paragraph on page 3, the carryover paragraph on pages 24-25 and the fifth paragraph on page 48 of the prospectus. The disclosure in the carryover paragraph on pages 24-25 of the prospectus contains all of the material terms of the notes and the private warrants.

5.	We note your response to comment 6 and may have additional comments.

Response

The Staff’s comment is noted.

6.	We note your response to prior comments 7 and 23. Revise your disclosure to identify those retailers from whom you have received approved vendor status who are also current customers. Also revise your disclosure to clarify that achieving approved vendor status does not create an obligation on the part of the retailer to purchase your products.

Response

Reference is made to the second paragraph on page 1 and the first paragraph on page 34 of the prospectus.

Risk Factors, page 7

7.	We reissue prior comment 12. Please revise the caption to the first risk factor to specifically reference your auditor’s going concern opinion.

Response

Reference is made to the caption to the first risk factor on page 7 of the prospectus.

8.	We note your response to prior comments 14 and 36. Please revise the risk factor to disclose the minimum IDT commitment levels and that you have not met those levels. Also discuss the status of your negotiations and the related risks. Provide similar disclosure in the “Business” section.

Response

Reference is made to the second risk factor on page 7, the fourth full paragraph on page 31 of the prospectus and the carryover paragraph on pages 31-32 of the prospectus.

Future sales of our common stock ... page 13

9.	Expand the risk factor to also discuss the concurrent offering being registered for resales by your selling shareholder.

Response

Reference is made to the two full sentences on lines 8-13 of the second risk factor on page 13 of the prospectus.

California residents seeking to purchase securities ... page 15

10.	Please revise to disclose the relevant exemptions referenced in the last sentence of this risk factor.

Response

Reference is made to the last full risk factor on page 15 of the prospectus.

Results of Operations, page 23

11.	Since you completed your first quarter in which you recognized revenues, please discuss the amount of revenues you recognized in product sales and service fees, quantifying each, as well as the estimated related expenses incurred.

Response

Reference is made to the last paragraph on page 21 of the prospectus.

Business, page 28

General, page 28

12.	We note your response to prior comment 33. While we continue to review your confidential treatment requests, we note that it is unclear why the percentage of monthly service revenues to which you will be entitled pursuant to your agreements with IDT and SunRocket are not material to investors. We, therefore, reissue our prior comment. Please explain for us what percentage of total revenues you anticipate you will derive from these monthly service revenues.

Response

Reference is made to the fourth full paragraph on page 31 of the prospectus and to the carryon paragraph on pages 31-32 of the prospectus. We advise the staff that as of December 31, 2005 we had not received any monthly service revenues under our agreements with IDT and SunRocket. We respectfully submit that any attempt to quantify our anticipated percentage of revenues to be derived from monthly service revenues at this early stage of our operating history would be speculative and potentially misleading to prospective investors.

International regulatory environment, page 36

13.	We note your response to prior comment 40. Please clarify your disclosure to state, if true, that you do not have any current plans to sell your products and services outside the United States.

Response

Reference is made to the fourth full paragraph on page 37 of the prospectus.

Competition, page 36

14.	We reissue prior comment 42 with respect to your prepaid long distance competitors.

Response

Reference is made to the sixth full paragraph on page 37 of the prospectus and to the carryon paragraph on pages 37-38 of the prospectus.

Certain Transactions, page 42

15.	We note your response to prior comment 44, Based on your revised disclosure, it appears that The Future, LLC paid $1.92 for what was then 20% of your outstanding common stock. Please tell us your reason for selling these shares to The Future, LLC, including whether any additional consideration was paid or promised in exchange for the shares. Revise your disclosure as appropriate.

Response

The shares of common stock sold to The Future, LLC were founders’ shares. The price paid by The Future, LLC was not different than the price paid by the other two founders of our company. No additional consideration was paid or promised in exchange for such shares. Any agreements with The Future, LLC or affiliates therewith are described on page 44 of the prospectus.

16.	Expand the disclosure at the bottom of page 43 and top of page 44 regarding your agreements with Mr. Feuerstein to state all amounts paid to him during 2005.

Response

Reference is made to the second full paragraph on page 45 of the prospectus.

17.	We note the additional disclosure in the last sentence. Is this the entity you refer to in the first paragraph? Is it still beneficial owner of the shares? We do not see it identified in the table on page 45.

Response

The entity referenced in the first paragraph under the section entitled “Certain Transactions” is not the same entity that is referenced in the last paragraph of that section. The entity that acquired shares of our common stock in June 2003 is no longer the record owner of such shares as it subsequently distributed such shares to its owners.

Financial Statements, page F-1

Convertible Note, page F- 15

18.	We note that you state that the conversion feature on your convertible notes can only be settled in shares of your common stock in one part of your response to comment 61, but on the next page, you state “we may satisfy the entire obligation in either stock or cash (at our option) equivalent to the conversion value.” Please clarify in your filing the actual conversion terms.

Response

Reference is made to (i) the first and fourth paragraphs under Note 8 on pages F-15 and F-16 of the prospectus, (ii) the first and third paragraphs under Note 7 on pages F-32 and F-33 of the prospectus, and (iii) the first and third paragraphs under Note 8 on pages F-33 and F-34 of the prospectus.

Exhibit 5.1

19.	Please revise the legality opinion to also state that the representative’s purchase option and the warrants constitute legal, binding obligations under applicable law.

Response

Reference is made to the revised Exhibit 5.1.

*  *   *  *  *

We hope you will find this letter responsive to your comments. We would like to have all comments resolved as soon as possible since we would like to be effective on or about Tuesday, January 24, 2006. Accordingly, your prompt review of our responses would be greatly appreciated. If you have any questions regarding these responses, please contact Ira Roxland at 212-768-6999 or, in his absence, Joseph Schmitt at 212-768-6983. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Sincerely,

/s/ Lawrence Burstein
Lawrence Burstein
Chairman

cc: Praveen	Kartholy

       Lynn Dicker

       Peggy Fisher

       Ira Roxland